The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN BUDGET UPDATE
14-15

STEADY GROWTH
FIRST QUARTER FINANCIAL REPORT

2014-15 First Quarter Financial Report Government of Saskatchewan August 14, 2014

INTRODUCTION 2014-15 First Quarter Financial Report

At First Quarter, the Budget surplus remains on track due to continued strength in the economy, despite the impact of this year’s flooding.

Saskatchewan’s economy continues to perform well in 2014.  Employment growth year-to-date remains above the Budget expectation.  The unemployment rate remains the lowest in the nation.  And, population growth of 1.9% between April 2013 and April 2014 is fueling growth in housing starts and retail sales.

While private sector forecasters have reduced their expectations of 2014 real GDP growth for Saskatchewan –  largely on the basis of much stronger-than-expected growth of 4.8% in 2013 –  the revised average growth of 2.0% remains consistent with the Budget forecast of 2.2% and does represent the fourth highest growth among provinces.

Although it is too early to fully assess the likely financial implications of this year’s flooding in southern Saskatchewan, an allowance of $150 million has been set aside to ensure provincial assistance is available to deal with the effects of the disaster.

Stronger-than-expected revenue, particularly in the non-renewable resource sector, is more than adequate to offset this early estimate of flood-related costs.

Other revenue is up $58.8 million, primarily due to increased net income from Government Business Enterprises offsetting a reduction in other own-source revenue.

Spending is up a modest $15.4 million, primarily due to increased spending in the Education and Economic Development categories and for the Legislative Officers, partially offset by reductions in the unfunded pension liability reflecting a higher than expected discount rate at March 31, 2014.

Overall, the surplus is now expected to be $74.9 million – a modest $3.5 million higher than Budget.

2014-15 First Quarter Financial Report  |  Budget Update     1

ECONOMIC UPDATE 2014 Performance

 Saskatchewan’s economy continues to perform well in 2014.

●	Through the first six months of 2014, Saskatchewan’s employment level increased by 7,500, the second highest increase in the nation in percentage terms.

●	Over the same period, Saskatchewan’s unemployment rate averaged 3.9 per cent, the lowest in the country.

●	Between April 1, 2013 and April 1, 2014, Saskatchewan’s population increased by 1.9 per cent, the second fastest growth posted by any province.

Reflecting the gains in population and employment, the province posted the second highest growth among provinces in housing starts in the first six months of 2014 and the second highest increase in retail sales in the first five months of 2014.

The province is also leading growth in manufacturing sales thus far in 2014.

Many other indicators are similarly strong as seen in the table below.

The economic performance of the province is even more notable when viewed over the 2008 to 2014 period:

●	the fastest growth among provinces in retail sales and manufacturing sales;

SASKATCHEWAN ECONOMIC INDICATORS
					Change from
	2012	2013	2014		2013
Population at April 1 (000s)	1,080.8	1,101.4	1,122.6		21.2
					January
Per Cent Change Unless Noted Otherwise			(year-to-date)	Rank	through
Employment Growth	2.1	3.4	1.4	2	June
Unemployment Rate (%)	4.7	4.0	3.9	lowest	June
Consumer Price Index	1.6	1.5	2.5	9th lowest	June
Average Employment Weekly Earnings	4.8	3.2	2.4	7	May
Retail Sales	7.6	3.0	5.8	2	May
Wholesale Trade	2.5	8.4	0.5	9	May
New Motor Vehicle Sales	10.6	4.6	(2.5)	4	May
Manufacturing Sales	14.0	6.8	9.3	1	May
International Exports	6.4	2.8	5.3	8	June
Value of Building Permits	19.1	1.9	(15.3)	8	June
Housing Starts	41.8	(16.8)	11.1	2	June
Investment in New Housing Construction	35.0	1.2	(11.6)	6	May
Investment in Non-residential Building Construction	22.4	(4.5)	5.1	6	June
Source: Statistics Canada

  2    2014-15 First Quarter Financial Report  |  Budget Update

SASKATCHEWAN ECONOMIC INDICATORS
(2008 to 2014)
	Saskatchewan						Canada
	2008	2013	2014	2008-2014			2008-2014
	Actual	Actual	Estimate*	% Change		Rank	% Change
Employment (000s)	512.8	555.3	562.9	9.8		2	4.5
Unemployment Rate (%)	4.1	4.0	3.9	4.5	**	Lowest	7.3 **
Consumer Price Index (2002=100)	115.9	125.7	128.8	11.2		6th Lowest	9.6
Average Employment Weekly Earnings ($)	783.1	945.5	968.6	23.7		3	15.3
Retail Sales ($B)	14.8	18.3	19.4	30.4		1	17.6
Wholesale Trade ($B)	20.6	24.0	24.1	16.9		7	15.7
New Motor Vehicle Sales (# of Units)	49,480	59,137	57,635	16.5		3	8.6
Manufacturing Sales ($B)	13.2	15.7	17.2	30.2		1	3.7
International Exports ($B)	29.5	32.2	34.0	15.1		2	7.0
Value of Building Permits ($B)	2.2	3.2	2.7	23.0		4	18.2
Housing Starts (# of Units)	6,828	8,290	9,212	34.9		2	(8.4)
Investment in New Housing Construction ($B)	1.2	2.0	1.8	52.5		2	5.4
Investment in Non-residential Building Construction ($B)	1.2	1.8	1.9	51.4		4	20.6
Source: Statistics Canada
* Estimates based on 2014 year-to-date growth and 2013 actual, except for the unemployment rate which is the year-to-date average.
** Average of the period

●	the second highest growth in population, employment, exports, housing starts and investment in new housing construction; and,

●	the third highest increase in average weekly earnings and new motor vehicle sales.

Saskatchewan’s real GDP grew at a stronger-than-expected annual rate of 4.8 per cent in 2013.  Seeing that, private sector forecasters recently reduced the growth projections for the province for 2014 to 2.0 per cent from 2.4 per cent at budget time.  The revised private sector forecast of 2.0 per cent, however, still represents the fourth highest growth among provinces in 2014 (behind Alberta, British Columbia and Ontario).

The private forecasters see the province’s 2015 growth rate rising to 2.7 per cent, the second highest growth overall.

PRIVATE SECTOR REAL GDP FORECASTS FOR SASKATCHEWAN
(Per Cent Change)

	2014	2015	Release Date
IHS Global Insight	2.2	2.7	May-14
Conference Board of Canada	0.8	2.3	Jun-14
The Centre for Spatial Economics	2.0	3.4	Jul-14
TD Bank	1.9	2.3	Jul-14
RBC	1.4	3.0	Jun-14
Bank of Montreal	2.4	2.7	Aug-14
CIBC	2.4	2.8	Jun-14
Scotiabank	2.2	2.6	Jul-14
Laurentian Bank	2.8	2.5	Jan-14
Average of Private Sector Forecasts	2.0	2.7
Ministry of Finance (2014-15 Budget)	2.2	2.3

2014-15 First Quarter Financial Report  |  Budget Update     3

2014-15 BUDGET UPDATE First Quarter

OVERVIEW

At first quarter, the 2014-15 surplus is expected to be $74.9 million, up $3.5 million from budget.

●	Revenue is forecast to be up $168.9 million or 1.2 per cent from budget.

●	Expense is forecast to be up $165.4 million or 1.2 per cent from budget.

2014-15 BUDGET UPDATE - FIRST QUARTER
(Millions of Dollars)
		First Quarter
	Budget	Forecast	Change

Revenue

Taxation	6,820.3	6,820.3	-
Non-Renewable Resources	2,694.4	2,804.5	110.1
Other Own-Source Revenue	1,863.8	1,841.2	(22.6)
Transfers from the Federal Government	2,026.4	2,026.4	-
Net Income from Government Business Enterprises	668.2	749.6	81.4
Total Revenue	14,073.1	14,242.0	168.9

Expense

Agriculture	681.2	681.2	-
Community Development	589.0	589.0	-
Debt Charges	546.3	546.3	-
Economic Development	288.6	305.9	17.3
Education	3,675.0	3,694.5	19.5
Environment and Natural Resources	232.5	232.5	-
Health	5,355.9	5,355.9	-
Protection of Persons and Property	593.7	593.7	-
Social Services and Assistance	1,172.4	1,172.4	-
Transportation	539.3	539.3	-
Other	327.8	306.4	(21.4)
Total Expense (prior to flood-related costs)	14,001.7	14,017.1	15.4
Allowance for flood-related costs	-	150.0	150.0
Total Expense	14,001.7	14,167.1	165.4
Surplus	71.4	74.9	3.5

  4    2014-15 First Quarter Financial Report  |  Budget Update

REVENUE UPDATE

At first quarter, revenue is forecast to be $14.2 billion, an increase of $168.9 million from budget.

2014-15 REVENUE RECONCILIATION

(Millions of Dollars)
2014-15 Budget	14,073.1
First Quarter Changes:
Non-Renewable Resources	110.1
GBE Net Income	81.4
Other Own-Source	(22.6)
Total First Quarter Change	168.9
2014-15 First Quarter Forecast	14,242.0

Non-renewable resources revenue is forecast to increase $110.1 million, primarily due to increases in oil and Crown land sales, partially offset by lower potash and other non-renewable resources revenue.

Oil revenue is forecast to increase $142.9 million from budget, primarily due to a higher West Texas Intermediate (WTI) oil price forecast and a smaller light-heavy differential, partially offset by a higher exchange rate forecast.

The average 2014-15 WTI oil price is forecast at US$99.89 per barrel, up from the budget assumption of US$94.25 per barrel, while the light-heavy differential is now forecast at 16.9 per cent, down from 19.5 per cent at budget.

The Canadian dollar is now forecast to average 92.10 U.S. cents, up from the budget assumption of 91.50 U.S. cents.

The above-mentioned factors have resulted in a 2014-15 average well-head price forecast, in Canadian dollars, of $87.23 per barrel, up from the budget assumption of $80.84 per barrel.

Finally, year-to-date oil production has been strong and the outlook for 2014-15 has improved since budget despite some recent shutdown of production related to flooding.  Oil production is forecast at 185.6 million barrels at first quarter, up from 181.8 million barrels at budget.

2014-15 NON-RENEWABLE RESOURCES FORECAST ASSUMPTIONS

	Budget	First Quarter
	Plan	Forecast	Change
WTI Oil Price (US$/barrel)	94.25	99.89	5.64
Light-Heavy Differential (% of WTI)	19.5	16.9	(2.6)
Well-head Oil Price (C$/barrel)1	80.84	87.23	6.39
Oil Production (million barrels)	181.8	185.6	3.8
Potash Price (mine netback, US$/KCl tonne)2	274	271	(3)
Potash Price (mine netback, C$/K2O tonne)2	492	482	(10)
Potash Sales (million K2O tonnes)	10.6	10.6	-
Canadian Dollar (US cents)	91.50	92.10	0.60

1	The average price per barrel of Saskatchewan light, medium and heavy oil.
2	Ministry of Finance calculations derived from calendar-year forecasts.

2014-15 First Quarter Financial Report  |  Budget Update     5

Crown land sales revenue is forecast to increase $26.7 million, reflecting higher-than-expected results from the first two sales of the year.

Other non-renewable resources revenue, including uranium, coal and other minerals, is forecast to decrease $32.6 million from budget.  The decrease is largely due to delays in production at Cigar Lake and lower prices.

Potash revenue is forecast to decrease $29.5 million from budget.  Year-to-date sales and prices are on target with budget assumptions.  However, the first quarter forecast incorporates higher industry capital spending intentions, resulting in lower potash royalties.

Government Business Enterprise (GBE) net income is forecast to increase $81.4 million from budget. The total increase is largely a result of increases in net income forecasts from SaskPower and the Auto Fund, with partial offsets due to decreases in net income forecasts from the Workers’ Compensation Board and SaskEnergy.

Other own-source revenue is forecast to decrease $22.6 million from budget as a result of lower oil and gas production on federal Treaty Land Entitlement properties.

EXPENSE UPDATE

At first quarter, expense is forecast to be $14.2 billion, an increase of $165.4 million from budget.

While it is still too early to fully assess the impact of heavy rainfall throughout southern Saskatchewan, an allowance of $150.0 million has been made for these flood-related costs.

Education expense is forecast to be up $19.5 million from budget, including revisions related to 2013 Education Property Tax reconciliation payments and the Teachers’ pension liabilities.

Economic Development expense is forecast to be up $17.3 million from budget, largely due to spending by Innovation Saskatchewan on the Nuclear Strategy and the Saskatchewan Advantage Innovation Fund.

Other expense is forecast to decrease by $21.4 million, largely reflecting small increases for the Legislative Officers more than offset by a decrease in estimated pension liabilities.

2014-15 EXPENSE RECONCILIATION

(Millions of Dollars)
2014-15 Budget	14,001.7
First Quarter Changes:
Allowance for Flood-related costs	150.0
Education	19.5
Economic Development	17.3
Other	(21.4)
Total First Quarter Change	165.4
2014-15 First Quarter Forecast	14,167.1

  6    2014-15 First Quarter Financial Report  |  Budget Update

The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN BUDGET UPDATE
14-15

STEADY GROWTH
FIRST QUARTER FINANCIAL REPORT